[Letterhead of Pillsbury Winthrop Shaw Pittman LLP]

By EDGAR and Hand Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561
Attn: John Reynolds, Assistant Director

October 3, 2006

  RE:
  Restaurant Acquisition Partners, Inc.
  Amendment No. 5 to Registration Statement on
  Form S-1 File No. 333-129316

Dear Mr. Reynolds:

        Restaurant Acquisition Partners, Inc., a Delaware corporation (the "Company"), is filing today by EDGAR Amendment No. 5 ("Amendment No. 5") to the above-referenced Registration Statement on Form S-1 (the "Registration Statement), including the exhibits indicated therein. We are providing to you for the Staff's reference four copies of Amendment No. 5 and the exhibits filed therewith, three copies of which have been marked to show the changes from the Registration Statement as filed by EDGAR on August 7, 2006.

        On behalf of the Company, this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Registration Statement, as set forth in the letter dated September 19, 2006 (the "Comment Letter") addressed to Christopher Thomas of the Company. For convenience, we have repeated your comments and we have provided the response of the Company in bold.

        Please note that, as previously discussed with Jay Williamson, the Company expects to price and close this transaction by the week of October 16th. The Company would appreciate your provision of any remaining comments in a fashion consistent with the Company's being in a position to request acceleration of effectiveness for as early as October 10th.

Prospectus Summary

1.
In your response to our prior comment 1 from our letter dated August 1, 2006, you indicate that you have based the warrant purchase price on the comparable pricing in the Harbor Acquisition Corp. transaction. However, your page 4 disclosure refers to comparable companies. Please revise to indicate that you based your price on Harbor Acquisition Corp.

  The Company has made the suggested revision.

Risk Factors, page 12

2.
We note that the company has added a risk factor in response to our prior comment 6 from our letter of August 1, 2006. Please revise this risk factor to clarify the risk to investors in the event that they are unable to exercise an in the money warrant.

  The Company has made the suggested revision.

3.
In your response to our prior comment 7 from our August 1, 2006 letter you indicate that your insiders are prevented from exercising their warrants into restricted shares pursuant to Section 3.3.2 of the Warrant Agreement. We note that the Warrant Agreement states "notwithstanding the foregoing, the Company shall not be obligated to deliver any securities pursuant to the exercise of a Warrant unless a registration statement under the Act with respect to the Common Stock is effective." (Emphasis added.) We also note that the Form of Subscription Agreement states that "as provided in the Warrant Agreement, the Company shall not be obligated to issue or deliver any securities pursuant to the exercise of a Insider Warrant and shall have no obligation to settle the Insider Warrant exercise unless a registration statement under the Securities Act with respect to the Common Stock is effective...." (Emphasis added.) Finally, we note your statement in the Warrants section, on page 70, that "no warrants will be exercisable unless at the time a holder seeks to exercise such warrant, a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants." However, there would appear to be a distinction between the company not being "obligated" to do something and not being "permitted" to do something. Please revise your warrant agreement, subscription agreement and Form S-1, to clearly indicate, if true, that management may not exercise its warrants unless the public stockholders are permitted to exercise their warrants. In responding to the foregoing, your attention is also directed to Section 2.4 of Exhibit 4.4 Unit Purchase Option which appears to allow exercise if an exemption from registration is available.

The Company has made the suggested revisions and has revised Section 2.4 of the Unit Purchase Option to prohibit exercise unless a registration statement is effective.

Plan of dissolution and liquidation if no business combination, page 49

4.
We note your response to comment 11. We also note your prior statement that indicated the company had obtained information from Messrs. Thomas, Creed and Culp regarding their ability to fund a shortfall in the trust account. Supplementally, confirm that the company has not taken any steps to ensure that Messrs. Thomas, Creed and Culp have sufficient funds to satisfy their obligations to ensure the trust is not depleted.

The Company hereby confirms that it has not taken any steps to ensure that Messrs. Thomas, Creed and Culp have sufficient funds to satisfy their obligations to ensure the trust is not depleted.

Financial statements, page F-1

5.
Please revise to provide updated financial statements as required by Rule 3-12 of Regulation S-X.

  The Company has made the suggested revision.

Exhibits

Exhibit 10.1

6.
Please file validly executed copies of Exhibit 10.1 for each executive officer or director prior to requesting effectiveness.

  The Company has included an executed copy of Exhibit 10.1 in Amendment No. 5.

You may contact the undersigned at (212) 858-1143 or Jessica Habib of this office at (212) 858-1480 if you have questions regarding the foregoing responses.

Sincerely,
/s/ Ronald A. Fleming, Jr.
cc:
Jay Williamson, Securities and Exchange Commission
Maureen Bauer, Securities and Exchange Commission
Christopher R. Thomas, Restaurant Acquisition Partners
Morris C. Brown, Esq., Greenberg Traurig, P.A.
Jessica E. Habib, Esq.